UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) OR 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934
PetroQuest Energy, Inc.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State of Incorporation or Organization)	72-1440714 (I.R.S. Employer Identification No.)

400 E. Kaliste Saloom Road, Suite 6000 Lafayette, Louisiana (Address of Principal Executive Offices)	70508 (Zip Code)
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. ☐
     Securities Act registration statement file number to which this form relates: N/A
Securities to be registered pursuant to Section 12(b) of the Act:

Title of Each Class to be so Registered	Name of Each Exchange on Which Each Class is to be Registered

Common Stock, par value $0.001 per share Preferred Stock Purchase Rights	New York Stock Exchange New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of class)

Item 1. Description of Registrant’s Securities to Be Registered.
     This registration statement registers under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Act”), the common stock, par value $.001 per share (the “Common Stock”), of PetroQuest Energy, Inc., a Delaware corporation (the “Company”), and one preferred stock purchase right (each a “Right,” and collectively, the “Rights”) per share of Common Stock, which, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share of Preferred Stock—Junior Participating Series A, par value $.001 per share, at a price of $33.00 per one one-thousandth (1/1,000th) share, subject to adjustment. The description that follows is qualified in its entirety by the full terms of the Common Stock and the Rights set forth in the exhibits hereto, which are incorporated by reference into this Item 1.
Description of Common Stock
     Holders of the Common Stock are entitled to one vote per share in the election of directors and on all other matters submitted to a vote of stockholders. Such holders do not have the right to cumulate their votes in the election of directors. Holders of the Common Stock have no redemption or conversion rights, no preemptive or other rights to subscribe for the Company’s securities and are not entitled to the benefits of any sinking fund provisions. In the event of the Company’s liquidation, dissolution or winding up, holders of the Common Stock are entitled to share equally and ratably in all of the assets remaining, if any, after satisfaction of all the Company’s debts and liabilities, and of the preferential rights of any series of preferred stock then outstanding. Holders of the Common Stock are entitled to receive dividends when, as and if declared by the Company’s Board of Directors (the “Board of Directors”) out of funds legally available therefor.
Anti-takeover Effects of the Company’s Certificate of Incorporation, Bylaws and Rights Agreement
     Some provisions of the Company’s Certificate of Incorporation, Bylaws and Rights Agreement (as defined below) contain provisions that could make it more difficult to acquire the Company by means of a merger, tender offer, proxy contest or otherwise, or to remove the Company’s incumbent officers and directors. These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Board of Directors. The Company believes that the benefits of increased protection of the Company’s potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.
     Undesignated preferred stock. The ability to authorize and issue undesignated preferred stock may enable the Board of Directors to render more difficult or discourage an attempt to change control of the Company by means of a merger, tender offer, proxy contest or otherwise. For example, if in the due exercise of its fiduciary obligations, the Board of Directors were to determine that a takeover proposal is not in the Company’s best interest, the Board of Directors could cause shares of preferred stock to be issued without stockholder approval in one or more private offerings or other transactions that might dilute the voting or other rights of the proposed acquirer or insurgent stockholder or stockholder group.
     Number of Directors; Filling Vacancies; Removal. The Company’s Certificate of Incorporation provides that the number of directors of the Company will be as specified in its Bylaws and authorizes the Board of Directors to make, alter, amend or repeal the Bylaws. The Company’s Bylaws provide for a maximum of 12 directors, as such number shall be determined by resolution of the Board of Directors from time to time.
     The Company’s Certificate of Incorporation and Bylaws provide that newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, removal or other cause will be filled by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors.
     The Company’s Certificate of Incorporation and Bylaws provide that no director of the Company will be removed from office as a director by vote or other action of the stockholders or otherwise except for cause, and then only by the affirmative vote of the holders of at least a majority of the voting power of all outstanding shares of capital stock of the Company generally entitled to vote in the election of directors, voting together as a single class.
     No Stockholder Action by Written Consent; Special Meetings. The Company’s Certificate of Incorporation provides that any action required or permitted to be taken by the stockholders of the Company must be effected at an annual or special meeting of stockholders of the Company and may not be effected by any consent in writing by such stockholders. A special meeting of the Company’s stockholders may be called only by the Chairman of the Board, the Chief Executive Officer, the President, the Board of Directors by the written order of a majority of the entire Board of Directors or upon the written request of stockholders owning not less than two-thirds of the shares of capital stock of the Company issued, outstanding and entitled to vote at such meeting delivered to the President or Secretary that states the purpose or purposes of the proposed meeting. Moreover, the business transacted at all special meetings must be confined to the purpose or purposes stated in the notice.
     Advance Notice Provisions for Stockholder Proposals and Nominations. The Company’s Bylaws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual or a special meeting of stockholders, must provide timely notice thereof in writing. To be timely, a stockholder’s notice must be delivered to, or mailed and received at, the principal executive offices of the Company no less than 60 days nor more than 120 days prior to the anniversary date of the immediately preceding annual meeting; provided, however, that in the event that the date of the annual meeting is changed by more than 30 days from such anniversary date, notice by the stockholder to be timely must be received not later than the close of business on the tenth day following the earlier of the date on which a written statement setting forth the date of such meeting was mailed to stockholders or the date on which it is first disclosed to the public. The Company’s Bylaws specify certain requirements for a stockholder’s notice to be in proper written form.
     Limitations on Liability and Indemnification of Directors and Officers. The Company’s Certificate of Incorporation limits the liability of directors to the fullest extent permitted by Delaware law. In addition, the Company’s Certificate of Incorporation and Bylaws provide that the Company will indemnify the Company’s directors and officers to the fullest extent permitted by Delaware law. The Company’s Certificate of Incorporation and Bylaws provide that the Company will indemnify the Company’s directors and officers against losses that they may incur in investigations and legal proceedings resulting from their services to the Company, which may include services in connection with takeover defense measures.
     Rights Agreement. For a description of the anti-takeover effects of the Rights Agreement and Rights, see “Description of Preferred Stock Purchase Rights — Certain Effects of the Rights” below.
Description of Preferred Stock Purchase Rights
Issuance of Rights
     On November 7, 2001, the Board of Directors declared a dividend distribution of one Right for each outstanding share of Common Stock to stockholders of record at the close of business on November 19, 2001 (the “Record Date”). Except as described below, each Right, when exercisable, entitles the registered holder to purchase from the Company one one-thousandth (1/1,000th) of a share of Preferred Stock—Junior Participating Series A, par value $.001 per share (the “Preferred Stock”), at a price of $33.00 per one one-thousandth (1/1,000th) share (the “Purchase Price”), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the “Rights Agreement”) between the Company and American Stock Transfer & Trust Company, as Rights Agent. Each share of Common Stock outstanding on November 19, 2001 received one Right. 500,000 shares of Preferred Stock were reserved for issuance in the event of exercise of the Rights.

Transfer and Separation
     The Rights are not exercisable until the Distribution Date (as hereinafter defined). Accordingly, the Rights Agreement provides that, until the Distribution Date (or earlier redemption or expiration of the Rights), the Rights will be transferred with and only with the Common Stock. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Stock certificates issued after the Record Date upon transfer or new issuance of Common Stock will contain a notation incorporating the Rights Agreement by reference. Until the Distribution Date (or earlier redemption or expiration of the Rights), the surrender for transfer of any certificates for Common Stock outstanding as of the Record Date, even without such notation or a copy of this Summary of Rights being attached thereto, will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.
     As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (“Right Certificates”) will be mailed to holders of record of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. As of and after the Distribution Date, the Rights shall be evidenced solely by Right Certificates and may be transferred by the transfer of the Right Certificate separately and apart from any transfer of one or more shares of Common Stock.
Distribution Date
     The term “Distribution Date” means the earlier of:
          (i) the close of business on the tenth day (or such later date as may be determined by action of the Company’s Board of Directors) after a public announcement that a person or group of affiliated or associated persons (other than certain exempt persons) has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the Common Stock, other than pursuant to a Qualifying Tender Offer, as defined below (an “Acquiring Person”); or
          (ii) the close of business on the tenth Business Day (or such later date as may be determined by action of the Company’s Board of Directors) after the date of the commencement or the announcement of the intention to commence by any person or group (other than certain exempt persons) of a tender offer or exchange offer upon the successful completion of which such person or group would be an Acquiring Person, regardless of whether any shares are actually purchased pursuant to such offer.
     A person or group is generally not considered an “Acquiring Person,” if the beneficial ownership of its Common Stock that would otherwise cause it to be an Acquiring Person was acquired in a transaction or series of transactions approved in advance by the Board of Directors of the Company or is as a result of a reduction in the number of issued and outstanding shares of Common Stock pursuant to a transaction or series of transactions approved by the Board of Directors, or the Board of Directors determines in good faith that the person who would otherwise be an Acquiring Person has become such inadvertently and such person divests as promptly as practicable a sufficient number of shares of Common Stock so that the person would no longer beneficially own 15% or more of the outstanding Common Stock.
     A “Qualifying Tender Offer” means a tender offer or exchange offer that a majority of the members of the Board of Directors determine to be at a fair price and otherwise in the best interests of the Company and its stockholders.
Exercise
     Until the Distribution Date, the Rights are not exercisable. However, in the event that any person or group of affiliated or associated persons becomes an Acquiring Person, and subject to the Company’s right to redeem the Rights, each holder of a Right (other than an Acquiring Person) will thereafter have the right to receive upon exercise a number of one one-thousandths (1/1,000ths) of a share of Preferred Stock determined by dividing the aggregate Purchase Price (subject to adjustment) by 50% of the current market price of the Common Stock on the date a person becomes an Acquiring Person. Because of the nature of the voting, dividend, and liquidation rights of the Preferred Stock, the value of each one one-thousandth (1/1,000th) interest in a share of Preferred Stock purchasable upon exercise of each Right should approximate the value of one share of Common Stock. It is therefore anticipated (although there can be no assurance) that the value of the Preferred Stock purchased upon exercise of the Rights will be approximately twice the exercise price paid.
     If the Rights are not redeemed as described below and in the event that the Company is acquired in a merger or other business combination transaction or 50% or more of its consolidated assets or earning power are sold after a person or group has become an Acquiring Person, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price, that number of shares of common stock of the acquiring company which at the time of such transaction will have a market value of two times the aggregate Purchase Price of the Rights.
     Following the occurrence of any of the events set forth in the preceding two paragraphs, any Rights that are, or (under certain circumstances specified in the Rights Agreement) were, beneficially owned by any Acquiring Person will immediately become null and void. While the distribution of the Rights to holders of Common Stock will not be taxable to such holders or to the Company, stockholders may recognize taxable income upon the occurrence of subsequent events—for example, upon the Rights becoming exercisable with respect to an acquiror’s stock, whether or not exercised.
     The Rights will expire on November 7, 2011 (the “Final Expiration Date”), unless the Final Expiration Date is extended or unless the Rights are earlier redeemed or exchanged by the Company, as described below. Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company, including, without limitation, the right to vote or to receive dividends.
Redemption
     At any time prior to (i) the earlier of the close of business on the tenth day after an Acquiring Person becomes such or (ii) the Final Expiration Date, the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.001 per Right, subject to adjustment (the “Redemption Price”). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors, in its sole discretion, may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate, and the sole right of the holders of Rights will be to receive the Redemption Price.
Exchange
     At any time after any person or group becomes an Acquiring Person and prior to the acquisition by such person or group of 50% or more of the outstanding Common Stock, the Board of Directors may exchange the Rights (other than Rights owned by such person or group which will have become void), in whole or in part, at an exchange ratio of one share of Common Stock or one one-thousandth of a share of Preferred Stock per Right (subject to adjustment).
The Preferred Stock
     Each share of Preferred Stock will be entitled to an aggregate dividend of 1,000 times the dividend declared per share of Common Stock. In the event of liquidation, the holders of the Preferred Stock will be entitled to an aggregate payment of 1,000 times the payment made per share of Common Stock, but in no event shall they receive less than $1,000 per share. Each share of Preferred Stock will have 1,000 votes, voting together with the Common Stock, except as otherwise provided by law. Finally, in the event of any merger, consolidation, or other transaction in which Common Stock is exchanged, each share of Preferred Stock will be entitled to receive 1,000 times the amount received per share of Common Stock. The shares of Preferred Stock purchasable under the Plan will not be redeemable.
Antidilution
     The Purchase Price payable, the number of Rights, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution, among other circumstances, in the event of a stock dividend on, or a subdivision, split, combination, consolidation or reclassification of, the Preferred Stock or the Common Stock, or a reverse split of the outstanding shares of Preferred Stock or the Common Stock.
     With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in the Purchase Price. The Company may, but is not required to, issue fractional Rights or fractional Preferred Stock (other than fractions which are integral multiples of one one-thousandth (1/1,000th) of a share of Preferred Stock) which may, at the election of the Company, be evidenced by depositary receipts. In lieu thereof, an adjustment in cash will be made based upon the market price of the Common Stock on the last trading day prior to the date of exercise.
Amendment of Rights Agreement
     Prior to the Distribution Date, the Company may supplement or amend any provision of the Rights Agreement without the approval of any holders of the Rights. From and after the Distribution Date, the Company may supplement or amend the Rights Agreement without the approval of any holders of Right Certificates in order to (a) cure any ambiguity, (b) correct or supplement any provision contained therein which may be defective or inconsistent with any other provision therein, (c) shorten or lengthen any time period thereunder or (d) change or supplement the provisions thereof in any manner which the Company may deem necessary or desirable and which does not adversely affect the interests of the holders of Right Certificates (other than Acquiring Person or an Affiliate or Associate of an Acquiring Person). Notwithstanding the foregoing, no supplement or amendment pursuant to clause (c) may lengthen (i) a time period relating to when the Rights may be redeemed at such time as the Rights are not then redeemable or (ii) any other time period unless such lengthening is for the purpose of protecting, enhancing or clarifying the rights of, and/or the benefits to, the holders of Rights.
Certain Effects of the Rights
     The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company without conditioning the offer on the Rights being redeemed or a substantial number of Rights being acquired, and under certain circumstances the Rights beneficially owned (or that were owned) by such a person or group may become void. The Rights should not interfere with any merger or other business combination approved by the Board of Directors because, if the Rights would become exercisable as a result of such merger or other business combination, the Board of Directors, may, at its option, prior to the time that any Person becomes an Acquiring Person, redeem all (but not less than all) of the then outstanding Rights at the Redemption Price.
Item 2. Exhibits.

Exhibit No.	Description

3.1	Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 4.1 to the Company’s Form 8-K filed on September 16, 1998).

3.2	Bylaws of the Company (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 8-K filed on September 16, 1998).

3.3	Certificate of Domestication of Optima Petroleum Corporation (incorporated herein by reference to Exhibit 4.4 to the Company’s Form 8-K filed on September 16, 1998).

3.4	Certificate of Designations, Preferences, Limitations and Relative Rights of The Series A Junior Participating Preferred Stock of the Company (incorporated herein by reference to Exhibit A of the Rights Agreement attached as Exhibit 1 to the Company’s Form 8-A filed on November 9, 2001).

4.1	Rights Agreement dated as of November 7, 2001 between the Company and American Stock Transfer & Trust Company, as Rights Agent, including exhibits thereto (incorporated herein by reference to Exhibit 1 to the Company’s Form 8-A filed on November 9, 2001).

4.2.	Form of Rights Certificate (incorporated herein by reference to Exhibit C of the Rights Agreement attached as Exhibit 1 to the Company’s Form 8-A filed on November 9, 2001).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

PETROQUEST ENERGY, INC.
Date: November 17, 2005	By:	/s/ Daniel G. Fournerat
Daniel G. Fournerat
Senior Vice President, General Counsel and Secretary